

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

Via E-mail
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

> **Re: SunCoke Energy Partners, L.P.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 21, 2012**
> **File No. 333-183162**

Dear Ms. Cade:

We have reviewed your response letter and the above-referenced filing, and have the following comment.

General

1. We note that you continue to omit certain information that may not be excluded. For example, we note that you have omitted information in "How We Make Distributions to Our Partners," beginning on page 64. This is just one example. Please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of units, dollar amounts dependent upon the offering price based on the mid-point of the offering range, and all other information except information you may exclude in reliance upon Rule 430A.

Material U.S. Federal Income Tax Consequences, page 162

2. Please delete the language noting that this section summarizes the material federal tax consequences that "may be relevant" to prospective unitholders, as this may suggest that the opinion does not include all material federal tax consequences.

3. Please delete the word "generally" from throughout this disclosure and have counsel provide a firm conclusion regarding each U.S. federal material tax consequence. We note, for example, the statements on page 165 that the unitholder "generally" will recognize gain taxable in the manner described, and that a unitholder's share of nonrecourse liabilities "generally" will be based upon the unitholder's share of the unrealized appreciation (or depreciation) in your assets. Please note, these are just examples.

Exhibits

General

4. We note that many of your exhibits have been filed in preliminary form, including the
    Agreement of Limited Partnership, the Senior Notes Indenture, the Contribution
    Agreement, the Ominbus Agreement and the Credit Agreement. Please file all
    agreements in final form, or, in the alternative, please ensure that the preliminary forms
    of such agreements comply with Instruction 1 to Item 601 of Regulation S-K.

Exhibit 5.1

5. Please have counsel revise the legal opinion to address whether the purchasers of the
    Common Units will have any obligation to make payments to you or your creditors (other
    than the purchase price for the Common Units) or contributions to you or your creditors
    solely by reason of the purchasers' ownership of the Common Units. See Section
    II.B.1.b. of Staff Legal Bulletin No. 19.

Exhibit 8.1

6. We note the statement that the opinion is based on various facts and assumptions. Please
    clearly disclose the specific facts and assumptions upon which the opinion is based.
    Please note, the assumptions and qualifications must be reasonable and may not assume
    the tax consequences at issue. See Item III.C.3 of Staff Legal Bulletin No. 19.

7. We note the statement that counsel confirms that all "statements of legal conclusions"
    contained in the applicable section of the registration statement are the opinion of
    counsel. Please have counsel revise the opinion to state clearly that the disclosure in the
    tax consequences section of the prospectus is the opinion of counsel.

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Rachel A. Packer, Esq. (*via E-mail*)
        Vinson & Elkins LLP